UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 23, 2023, NewAmsterdam Pharma Company N.V. (the “Company”) issued a press release announcing that it is scheduled to present full data from its ROSE2 trial at the NLA Scientific Sessions on June 5, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (including Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-271019).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 23, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

May 23, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer